UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

March 31, 2020

(Date of Report (Date of earliest event reported))

SECURED REAL ESTATE INCOME STRATEGIES, LLC

(Exact name of registrant as specified in its charter)

Delaware	81-2952810
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

2090 N. Kolb Road, Ste 120 Tucson, AZ	85715
(Address of principal executive offices)	(ZIP Code)

Tel: (888) 444-2102

(Registrant’s telephone number, including area code)

Class A Units of Membership Interests

(Title of each class of securities issued pursuant to Regulation A)

Net Asset Value as of March 31, 2020

As of March 31, 2020, our NAV per common unit is $10.00. This NAV per common unit shall be effective until updated by us on or about June 30, 2020 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

Components of NAV

The following sets forth the calculation of NAV for our common units:

BALANCE SHEETS (UNAUDITED)

(In thousands, except unit and per unit amounts)	March 31, 2020[1]	December 31, 2019[1]
ASSETS
Cash and cash equivalents	$1.89	$17.30
Current interest receivable	250.62	205.52
Loans Receivable	2,472.00	2,472.00
Subscription Receivable - Class B	41.40	41.40
Prepaid Expenses	-	-
Accounts Receivable	25.00	23.21
Deferred offering costs	137.79	137.82
Total Assets	$2,928.70	$2,897.25

LIABILITIES
Accounts payable	$18.43	$22.12
Due to related party	138.25	138.25
Distribution payable	11.49	10.30
Accrued interest to related party	-	-
Total Liabilities	$168.17	$170.67

NET ASSETS CONSIST OF:
Secured Real Estate Income Strategies, LLC Members’ Equity:	-	-
Class A units; unlimited units authorized; 276,000 and 272,649 units issued and outstanding on March 31, 2020 and December 31, 2019, respectively	$2,760.00	$2,726.49
Retained earnings (Accumulated deficit)	0.53	0.09
Net adjustments to fair value	0	0
NET ASSETS	$2,760.53	$2,726.58
NET ASSET VALUE PER UNIT, the per unit price for Class A units until March 31, 2020 was fixed at $10.00. 276,000 units issued and outstanding for the period ended March 31, 2020. [2]	$10	$10

[1] Estimated Balance Sheets as of March 31, 2020 and December 31, 2019.

[2] The total units issued and outstanding used in the computation of net asset value per unit is the estimated amount of units immediately prior to redemptions that are processed and effective on March 31, 2020 and December 31, 2019, respectively, as the NAV per unit price is used to determine the redemption price in certain cases under our redemption plan.

On April 1, 2020, the Company announced that its net asset value per unit (“NAV”) as of March 31, 2020 is $10.00 per unit of our Common Units. This NAV per common unit shall be effective until updated by us on or about June 30, 2020 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

As described in the section titled “Valuation Policies” of our Offering Circular, our goal is to provide a reasonable estimate of the market value of our Class A units on a quarterly basis using a process that reflects (1) estimated values of each of our real estate assets and investments, including related liabilities, provided in individual appraisal reports or internal valuation assessments of the underlying real estate, as they may be updated upon certain material events described below, (2) accruals of our quarterly or other periodic distributions, and (3) estimates of quarterly accruals, on a net basis, of our operating revenues, expenses and fees. Our goal is to provide a reasonable estimate of the market value of our Class A Units on a quarterly basis. However, the majority of our assets will consist of real estate loans and, as with any real estate valuation protocol, the conclusions reached by our Managing Member will be based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our real estate assets and investments. In addition, for any given quarter, our published NAV per Class A Unit may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the quarterly calculation of our NAV per Class A Unit may not reflect the precise amount that might be paid for a Class A Units in a market transaction, and any potential disparity in our NAV per Class A Unit may be in favor of either members who redeem their Class A Units, or members who buy new Class A Units, or existing members. However, to the extent quantifiable, if a material event occurs in between quarterly updates of NAV that would cause our NAV per Class A Unit to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement as promptly as reasonably practicable, and will update the NAV information provided on our website.

Our Manager’s internal accountants calculated our NAV per Class A Unit using a process that reflects (1) estimated values of each of our commercial real estate assets and investments, including related liabilities, which may be updated upon the occurrence of certain material events, (2) quarterly updates in the price of liquid assets for which third party market quotes are available, (3) accruals of our distributions payable at the end of the quarter related to the current or previous quarters, and (4) estimates of quarterly accruals, on a net basis, of our operating revenues, expenses and fees.

We generally receive financial and other reporting from our borrowers or unconsolidated subsidiaries on a monthly basis, so the estimated values of each of our commercial real estate assets and investments included on each NAV reporting date are generally based on the latest financial and other information reported to us or otherwise available to us, which has been rolled forward through the NAV reporting date for accruals and other items. For investments made within the previous or current quarter where we have not received our first set of reporting data from our investments, our NAV is generally based on the information we used during our regular underwriting processes and in consideration of other market data available to us. We are not aware of any events that would have a material impact on the estimated values included herein that occurred between the date of the latest information we received with respect to our investments and the NAV reporting date.

Beginning on April 1, 2020 the per unit purchase price of our Common Units will be $10.00 per unit. This price per unit shall be effective until the next announcement of price per unit by the Company, which is expected to happen within a commercially reasonable time after June 30, 2020, unless updated by us prior to that time. Redemptions of Common Units shall be made pursuant to our redemption plan based on the then-current NAV per Common Unit.

Unit Redemption Plan Status

During the quarter ended March 31, 2020, no redemptions were requested, and no payment is made.

Historical NAV Information

Below is the quarterly NAV per common unit, as determined in accordance with our valuation policies, for each fiscal quarter from March 31, 2018 to March 31, 2020.

Date	NAV Per Unit
31-March-18	$10.00
30-June-18	$10.00
30-September-18	$10.00
31-December-18	$10.00
31-March-19	$10.00
30-June-19	$10.00
30-September-19	$10.00
31-December-19	$10.00
31-March-20	$10.00

Update to March 2020 Distribution

On March 31, 2020, daily distribution of $0.001335470 per unit (March 2020 Daily Distribution Amount) is decided for unitholders of record as of the close of business on each day of the period commencing on March 1, 2020 and ending on March 31, 2020 (March 2020 Distribution Period). As of March 31, 2020, the March 2020 Daily Distribution Amount equates to approximately 6.73% on an annualized basis calculated at the current rate, assuming a $10.00 per unit purchase price.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated May 21, 2018, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SECURED REAL ESTATE INCOME STRATEGIES, LLC

By:	SREIF Manager II, LLC
Its:	Manager

By:	/s/ Thomas Braegelmann
Name:	Thomas Braegelmann
Title:	Chief Executive Officer

Date:     March 25, 2021